Q4 and Full-Year Earnings Report 2025: PERIOD ENDED DECEMBER 31, 2025

2 Cautionary Statement Regarding Forward-Looking Statements This presentation contains forward-looking statements (including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) regarding the Brightstar Lottery PLC’s (the “Company”) future plans, strategies, expected growth, regulatory developments, anticipated new or renewed contracts, and future products, services, technologies, and operational initiatives. Forward-looking statements include, without limitation, expectations regarding future revenue, income from continuing operations, Adjusted EBITDA, cash flows (including free cash flow), capital expenditures, capital allocation plans, dividend levels, share repurchases, FY’26 financial outlook, organic growth expectations, and the Company’s medium-term financial targets. These statements also include expectations relating to iLottery expansion, Italy B2C digital execution, U.S. regulatory momentum, international expansion opportunities, anticipated contributions from long-term contract awards, OPtiMa cost-savings and AI-related initiatives, as well as statements concerning the Company’s future debt maturity profile and related liquidity planning. Forward-looking statements may be identified by terms such as “expect,” “anticipate,” “intend,” “plan,” “may,” “will,” “target,” “estimate,” “project,” “guidance,” or similar expressions. These statements are based on current assumptions and are subject to risks and uncertainties—many of which are outside the Company’s control—that could cause actual results to differ materially, including macroeconomic, regulatory, and political conditions; changes in consumer behavior; foreign exchange and interest rate volatility; inflation; financial market conditions; and the risk factors described in the Company’s most recent annual report on Form 20-F and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.brightstarlottery.com. Forward-looking statements speak only as of the date made, and except as required by law, the Company undertakes no obligation to update them. Nothing in this presentation constitutes a profit forecast or indicates that future performance will match or exceed past results. All subsequent written or oral forward- looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to, nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly filed reports in their entirety and not to rely on any single financial measure. Adjusted EBIT represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, impairment losses, restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Management believes that Adjusted EBIT is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EBIT margin represents Adjusted EBIT divided by revenue. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Management believes that Adjusted EBITDA is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted- average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents held for sale. Cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months prior to such date. Management believes that net debt leverage is a useful measure to assess the Company’s financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing the Company’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP adjustment to certain financial measures that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. Full Year 2026 Outlook The Company provides guidance of select information related to its financial and operating performance, and such measures may differ from year to year. The guidance is only an estimate of what the Company believes is realizable as of the date of this release. Actual results may vary from the guidance and the variations may be material. The Company undertakes no intent or obligation to publicly update or revise any of these projections, whether as a result of new information, future events or otherwise, except as required by law. A reconciliation of our forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign gain/loss, as such items have not yet occurred, are out of our control, or cannot be reasonably predicted. BRIGHTSTAR EARNINGS REPORT - Q4'25 AND FY'25

Contents 03 Appendix04 01 Strategy Update 02 Financial Results Q&A BRIGHTSTAR EARNINGS REPORT - Q4'25 AND FY'253

01 Strategy Update

01 STRATEGY UPDATE

Successful Execution of Key Strategic Priorities in FY'25

Closed IGT Gaming Sale

Significantly Reduced Debt & Leverage

Secured Italy Lotto Contract

Launched Brightstar as Pure Play Lottery Business

Communicated Capital Allocation Plans

5 BRIGHTSTAR EARNINGS REPORT - Q4'25 AND FY'25

BRIGHTSTAR

6 FY’25 Profit & Cash Flow Highlight Brightstar’s Attractive Business Model 01 STRATEGY UPDATE >$1.1B FY’25 Adjusted EBITDA* Returned >$1B to Shareholders Cash Generation Funds Key Initiatives Diversity of Portfolio Drives Q4 & FY’25 Same-store Sales (SSS) Growth Double-digit Percentage Increase in Quarterly Cash Dividend BRIGHTSTAR EARNINGS REPORT - Q4'25 AND FY'25 Net Debt Leverage* Improves to 2.4x *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details

7 FY’26: An Important Year of Investment in Growth Initiatives 01 STRATEGY UPDATE BRIGHTSTAR EARNINGS REPORT - Q4'25 AND FY'25 iLottery Expansion Game Innovation & Portfolio Optimization Italy B2C Digital Execution Channel & POS Expansion New Contract Opportunities OPtiMa Savings & AI Initiatives

8 The Future is Brightstar Global Leadership in Large, Growing Industry Growing, Resilient Business with High Contractual Recurring Revenue Significant Tailwind from Broader iLottery Adoption Attractive Profit Profile & Strong, Predictable Cash Flows Balanced Capital Allocation Strategy Includes Increased Capital Returns for Shareholders Current Valuation Provides Compelling Entry Point 01 STRATEGY UPDATE BRIGHTSTAR EARNINGS REPORT - Q4'25 AND FY'25

02 Financial Results

10 Q4’25 Revenue Beats Expectations On Elevated Jackpot Activity; FY’25 Results Include Increased Demand for Instant Ticket & Draw Games 02 FINANCIAL RESULTS Revenue BRIGHTSTAR EARNINGS REPORT - Q4'25 AND FY'25 307 320 320 251 236 258 93 85 91 Q4’ 24 Instant Ticket & Draw U.S. Multi- state Jackpots Other Service & Upfront License Fee Amortization Product Sales Excluding FX FX Q4’25 651 640 668 RoW Italy U.S. & Canada Elevated U.S. MSJP activity Increased Italy Lotto license fee amortization -10 12 -8 -5 28 Amounts in $ millions, unless otherwise noted SSS growth more than offset by U.K. transition FY’24 FY’25 2,512 13 5 -69 -1 2,460 51 2,511

Income/(Loss) from Continuing Operations Adjusted EBITDA 11 Resilient Profit Generation in Q4’25 & FY’25 02 FINANCIAL RESULTS BRIGHTSTAR EARNINGS REPORT - Q4'25 AND FY'25 290 284 304 Q4’24 Service Gross Margin Product Sales Gross Margin Other** Excluding FX FX Q4’25 -8 19 -2 4 Elevated U.S MSJP activity more than offset by U.K. transition & investments in business *Operational drivers includes gross profit, G&A, R&D, S&M & D&A Amounts in $ millions, unless otherwise noted **Other includes G&A, R&D, & S&M -5 -7 OPtiMa cost savings net of investments in the business 116 92 Q4’24 Operational Drivers* Restructuring FX Tax Provision Other Q4’25 -67 61 -7Increased Italy Lotto license fee amortization FY’24 FY’25 271 -68 11 -176 85 11 135 FY’24 FY’25 1,170 -71 -19 6 1,085 36 1,121

02 FINANCIAL RESULTS

Cash Generation Funds Key Investments & Significant Shareholder Returns

($193M)/$733M
Cash from Operations including & excluding Lotto upfront license fee

($509M)
Free Cash Flow* including $926M for Lotto upfront license fee

$316M
CapEx

>$1B
Shareholder returns

- Lotto license fee €2.23B or ~$2.56B
  - €800M or $926M paid in FY'25; BRSL share €492M or ~$569M
  - €1.43B or $1.68B due in Q2'26; BRSL share ~€879M or ~$1.03B
- Significant shareholder returns
  - $271M in share repurchases; 9% reduction in shares outstanding
  - $770M in cash dividends
    - $600M special dividend
    - $170M quarterly cash dividends
- Double-digit percentage increase in quarterly cash dividend
  - $0.20 in Q2'25
  - $0.22 in Q3'25; +10%
  - $0.23 in Q4'25; +5%

Note: cash flow results reflect continuing operations
**Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details*

12 BRIGHTSTAR EARNINGS REPORT - Q4'25 AND FY'25

BRIGHTSTAR

Net Debt 13 Significant Improvement in Net Debt & Leverage in FY’25 BRIGHTSTAR EARNINGS REPORT - Q4'25 AND FY'25 02 FINANCIAL RESULTS 118 470 235 235 470 588 750 588 750 2026 2027 2028 2029 2030 2033 Bank Debt Bonds 4,777 2,723 FY'24 FY'25 2.4x4.1.xNet Debt Leverage Solid financial condition with no significant near-term maturities Ample liquidity of >$3B ahead of final Lotto license fee installmentSuccessfully issued $750M 5.75% Senior Secured Notes due 2033 Debt Maturity Profile As of December 31, 2025

02 FINANCIAL RESULTS

Introducing FY'26 Outlook

Revenue	$2.50B - $2.55B
Adjusted EBITDA	$1.16B - $1.19B
Cash from Operations[1] including & excluding Lotto upfront license fee	~($900M)/$750M
CapEx	~$450M - $475M

Total revenue includes strong organic growth

- >5% organic growth
- ~$175M in incremental Lotto license fee amortization impacts reported growth

Adjusted EBITDA up as organic expansion & OPtiMa savings more than offset $50M investment in growth initiatives

Cash from operations includes €1.43B (~$1.68B) related to final Lotto license payment

CapEx reflects contractual obligations related to recent contract wins & extensions

[1] Reflects 100% consolidation of Italy joint venture; minority partner contributions representing their pro rata share are recorded in cash flows from financing activities

14 BRIGHTSTAR EARNINGS REPORT - Q4'25 AND FY'25

BRIGHTSTAR

After 2025-2028 peak CapEx cycle ~$400M+ Annual Free Cash Flow Before upfront license fees but after minority distributions; implies mid-teens FCF yield at current share price 15 Roadmap to Achieving 2028 targets 02 FINANCIAL RESULTS BRIGHTSTAR EARNINGS REPORT - Q4'25 AND FY'25 Revenue Adjusted EBITDA ~$2.51B ~$1.12B 2025 Results 2026 Outlook $2.50B - $2.55B Including ~$175M in incremental Lotto license fee amortization $1.16B - $1.19B ~$2.75B ~$1.30B 2028 Target Cash from Operations As reported Cash from Operations Excluding Italy Lotto upfront fee -$193M $733M -$900M $750M

03 Q&A

04 Appendix

04 APPENDIX FY’25 Revenue & Profit Profile 94% 6% Service Product Sales 47% 40% 13% U.S. & Canada Italy Rest of world 95% 5% Instant Ticket & Draw U.S. Multi-state Jackpots 5% 45% Income from continuing operations Adjusted EBITDA Revenue by Type Revenue by Geography Wager-based Revenue by Game Type Profit Margins BRIGHTSTAR EARNINGS REPORT - Q4'25 AND FY'2518

19 Lottery Sales: Steady Growth & Resilience Source: Third-party data & Brightstar internal estimates U.S. CAGRs: 2000-2025E: 3.7% 2020-2022: 6.7% 2007-2025E: 3.4% Italy CAGRs: 2000-2025: 4.2% 2020-2022: 13.4% 2007-2025: 2.3% 04 APPENDIX BRIGHTSTAR EARNINGS REPORT - Q4'25 AND FY'25 March 2001– Sep 2001 March 2008–June 2009 March 2020– June 2020 0 20 40 60 80 100 Instant Other Draw Keno Multi-state Games Recession U.S. Lottery Industry Sales ($B) BRSL Italy Lottery Sales (€B) June 2001 - Dec 2001 June 2003 – Sep 2003 June 2008 - June 2009 Sep 2011- March 2013 Dec 2019 - June 2020 0 5 10 15 20 25 Lotto Scratch & Win Recession

04 APPENDIX

BRIGHTSTAR

Q4'25 Select Performance and KPI Data

Revenue	Q4'25	Q4'24	Y/Y Change	Constant Currency Change	FY'25	FY'24	Y/Y Change	Constant Currency Change
Service								
Instant ticket & draw wager-based revenue	530	511	4%	(2%)	2,058	1,989	3%	1%
U.S. multi-state jackpot wager-based revenue	38	26	46%	46%	106	101	5%	5%
Upfront license fee amortization	(69)	(49)	(42%)	(29%)	(223)	(198)	(12%)	(7%)
Other	111	103	8%	5%	420	471	(11%)	(12%)
Total service revenue	**611**	**591**	**3%**	**(1%)**	**2,360**	**2,363**	**–%**	**(2%)**
Product sales	**57**	**60**	**(4%)**	**(9%)**	**151**	**149**	**1%**	**(1%)**
Total revenue	**668**	**651**	**3%**	**(2%)**	**2,511**	**2,512**	**–%**	**(2%)**
Income from continuing operations	**92**	**116**	**(21%)**		**135**	**271**	**(50%)**	
Adjusted EBIT	**177**	**188**	**(6%)**	**(13%)**	**677**	**768**	**(12%)**	**(15%)**
Adjusted EBITDA	**304**	**290**	**5%**	**(2%)**	**1,121**	**1,170**	**(4%)**	**(7%)**

Same-store sales growth (%) at constant currency (wager-based growth) [1]	Q4'25 Constant Currency Change	Q4'24 Constant Currency Change	FY'25 Constant Currency Change	FY'24 Constant Currency Change
Global				
Instant ticket & draw games	0.3%	3.9%	1.6%	1.1%
U.S. multi-state jackpots	43.6%	(20.2%)	3.4%	(22.1%)
Total	**3.5%**	**1.8%**	**1.7%**	**(0.8%)**
U.S.				
Instant ticket & draw games	0.1%	2.2%	0.3%	(0.5%)
U.S. multi-state jackpots	43.6%	(20.2%)	3.4%	(22.1%)
Total	**4.7%**	**(0.7%)**	**0.6%**	**(3.3%)**
Italy				
Instant ticket & draw games	**(0.5%)** [2]	**7.0%**	**2.0%** [2]	**4.1%**
Rest of world				
Instant ticket & draw games	**5.0 %**	**5.6 %**	**8.0 %**	**3.3 %**

$ in millions except otherwise noted

[1] Same-store sales represent the change in wagers recorded in lottery jurisdictions where Brightstar is the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparisons between periods

[2] Instant ticket & draw game same-store sales normalized for a like number of Italy Lotto draws and sell-in days were 0.3% and 2.9% in Q4'25 and FY'25, respectively

20 BRIGHTSTAR EARNINGS REPORT - Q4'25 AND FY'25

Q4'25 Select Performance and KPI Data (1) Same-store revenue represents the change in same-store sales net of contract mix 04 APPENDIX BRIGHTSTAR EARNINGS REPORT - Q4'25 AND FY'2521 Same-store revenue growth (%) at constant currency (Same-store sales inclusive of contract mix) (1) Q4'25 Constant Currency Change Q4'24 Constant Currency Change FY'25 Constant Currency Change FY'24 Constant Currency Change Global Instant ticket & draw games 0.6% 4.3% 2.0% 1.8% U.S. multi-state jackpots 45.9% (20.6%) 5.0% (22.9%) Total 2.9% (2.7%) 2.1% 0.2% U.S. Instant ticket & draw games 1.9% 2.9% 0.8% (0.5%) U.S. multi-state jackpots 45.9% (20.6%) 5.0% (22.9%) Total 7.2% (0.6%) 1.3% (3.8%) Italy Instant ticket & draw games (0.9%) 5.4% 1.8% 3.6% Rest of world Instant ticket & draw games 6.3% 3.1% 8.4% 0.8% CONSOLIDATED Q4'25 Q4'24 Y/Y Change Constant Currency Change FY'25 FY'24 Y/Y Change Constant Currency Change Revenue (by geography) U.S. & Canada 320 307 4% 4% 1,176 1,223 (4%) (4%) Italy 258 251 3% (6%) 1,018 968 5% 1% Rest of world 91 93 (3%) (9%) 317 321 (1%) (4%) Total revenue 668 651 3% (2%) 2,511 2,512 —% (2%)

04 APPENDIX

Summarized Income Statements

	For the three months ended December 31, 2025			For the year ended December 31, 2024		
All amounts from continuing operations	Q4'25	Q4'24	Y/Y Change (%)	FY'25	FY'24	Y/Y Change (%)
Service Revenue (includes amortization of upfront license fees)	611	591	3%	2,360	2,363	–%
Product sales	57	60	(4%)	151	149	1%
Total revenue	**668**	**651**	**3%**	**2,511**	**2,512**	**–%**
Cost of services (excluding Depreciation and amortization)	297	273		1,116	1,068	
Cost of product sales (excluding Depreciation and amortization)	42	44		128	111	
General and administrative	51	57		215	235	
Research and development	13	10		47	43	
Sales and Marketing	31	34		123	122	
Depreciation and amortization	58	52		221	204	
Restructuring	7	0		28	39	
Interest expense, net	42	46		172	206	
Foreign exchange (gain) loss, net	(8)	(75)		124	(52)	
Other expense, net	17	4		39	16	
Income before provision for income taxes	119	206		299	521	
Provision for income taxes	28	89		165	250	
Income from continuing operations	**92**	**116**		**135**	**271**	
Income from discontinued operations, net of tax	—	136		75	238	
Gain on sale of discontinued operations, net of tax	—	—		77	0	
Net income	**92**	**253**		**287**	**508**	
Less: Net income attributable to non-controlling interests from continuing operations	31	34		136	154	
Less: Net income attributable to non-controlling interests from discontinued operations	—	1		4	6	
Net income attributable to Brightstar Lottery PLC	**61**	**217**		**147**	**348**	
Net income (loss) from continuing operations attributable to Brightstar Lottery PLC per common share - diluted	**$0.32**	**$0.40**		**$(0.01)**	**$0.57**	
Adjusted EPS from continuing operations attributable to Brightstar Lottery PLC - diluted	**$0.36**	**$0.22**		**$0.91**	**$0.67**	

$ in millions except otherwise noted

22 BRIGHTSTAR EARNINGS REPORT - Q4'25 AND FY'25

BRIGHTSTAR

Summarized Cash Flow Statements $ in millions 04 APPENDIX BRIGHTSTAR EARNINGS REPORT - Q4'25 AND FY'2523 For the three months ended For the year ended December 31, 2025 December 31, 2024 Q4'25 Q4'24 FY'25 FY'24 Net cash (used in) provided by operating activities from continuing operations (222) 174 (193) 709 Capital expenditures (76) (45) (316) (149) Free Cash Flow (298) 129 (509) 560 Cash flow provided by discontinued operations — 55 3,819 84 Debt Proceeds / (Repayment), Net — (56) (1,589) (119) Shareholder dividends paid (42) (40) (770) (161) Repurchases of common stock (20) — (271) — Minority contributions 209 — 386 2 Minority distributions (12) (19) (233) (232) Other - Net (38) 70 (148) (46) Other Investing/Financing Activities 96 9 1,195 (473) Net Cash Flow (202) 138 686 87 Effect of Exchange Rates/Other 5 (37) 39 (51) Net Change in Cash and Restricted Cash (196) 101 725 36

$ in millions (1) Includes amortization of upfront license fees Reconciliation of Non-GAAP Financial Measures 04 APPENDIX BRIGHTSTAR EARNINGS REPORT - Q4'25 AND FY'2524 For the three months ended December 31, For the year ended December 31, 2025 2024 2025 2024 Income from continuing operations 92 116 135 271 Provision for income taxes 28 89 165 250 Interest expense, net 42 46 172 206 Foreign exchange (gain) loss, net (8) (75) 124 (52) Restructuring 7 — 28 39 Stock-based compensation — 7 15 38 Other expense, net 17 4 39 16 Adjusted EBIT 177 188 677 768 Income from continuing operations 92 116 135 271 Provision for income taxes 28 89 165 250 Interest expense, net 42 46 172 206 Foreign exchange (gain) loss, net (8) (75) 124 (52) Depreciation 46 44 182 171 Amortization - service revenue (1) 69 49 223 198 Amortization - non-purchase accounting 9 6 31 23 Amortization - purchase accounting 2 2 9 9 Restructuring 7 — 28 39 Stock-based compensation — 7 15 38 Other expenses, net 17 4 39 16 Adjusted EBITDA 304 290 1,121 1,170 Cash flows from operating activities - continuing operations (222) 174 (193) 709 Capital expenditures (76) (45) (316) (149) Free Cash Flow (298) 129 (509) 560

04 APPENDIX

Reconciliation of Non-GAAP Financial Measures - QTD

All amounts from continuing operations	For the three months ended December 31, 2025			For the three months ended December 31, 2024		
	Pre-Tax Impact	Tax Impact [1]	Net Impact	Pre-Tax Impact	Tax Impact [1]	Net Impact
Reported EPS from continuing operations attributable to Brightstar Lottery PLC - diluted			0.32			0.40
Adjustments:						
Foreign exchange (gain) loss, net	(0.04)	—	(0.04)	(0.37)	0.01	(0.38)
Amortization - purchase accounting	0.01	—	0.01	0.01	—	0.01
Loss on extinguishment and modifications of debt, net	0.05	0.01	0.04	—	—	—
Discrete tax items	—	—	—	—	(0.18)	0.18
Restructuring	0.03	0.01	0.02	—	0.01	(0.01)
Other (non-recurring adjustments)	0.01	—	0.01	0.01	—	0.01
Net adjustments			0.04			(0.19)
Adjusted EPS from continuing operations attributable to Brightstar Lottery PLC - diluted			0.36			0.22
Reported effective tax rate			23.2 %			43.4 %
Adjusted effective tax rate			25.2 %			42.1 %
Adjusted EPS weighted average shares outstanding (in millions)			191 [2]			204 [2]

All amounts presented are in $
[1] Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
[2] Includes the dilutive impact of share-based payment awards

25 BRIGHTSTAR EARNINGS REPORT - Q4'25 AND FY'25

BRIGHTSTAR

Reconciliation of Non-GAAP Financial Measures - YTD All amounts presented are in $ (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) Includes the dilutive impact of share-based payment awards 04 APPENDIX BRIGHTSTAR EARNINGS REPORT - Q4'25 AND FY'2526 For the year ended December 31, For the year ended December 31, All amounts from continuing operations 2025 2024 Pre-Tax Impact Tax Impact (1) Net Impact Pre-Tax Impact Tax Impact (1) Net Impact Reported EPS from continuing operations attributable to Brightstar Lottery PLC - diluted (0.01) 0.57 Adjustments: Foreign exchange (gain) loss, net 0.62 (0.04) 0.66 (0.25) 0.02 (0.27) Amortization - purchase accounting 0.04 0.01 0.04 0.05 0.01 0.03 Loss on extinguishment and modifications of debt, net 0.09 0.01 0.08 — — — Discrete tax items — — — — (0.19) 0.19 Restructuring 0.14 0.04 0.10 0.19 0.06 0.13 Other (non-recurring adjustments) 0.05 0.01 0.04 0.03 — 0.02 Net adjustments 0.91 0.10 Adjusted EPS from continuing operations attributable to Brightstar Lottery PLC - diluted 0.91 0.67 Reported effective tax rate 55.0% 48.0 % Adjusted effective tax rate 35.2% 44.3 % Adjusted EPS weighted average shares outstanding (in millions) 199 (2) 204 (2)